SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November, 2007
Commission File Number 1-11412
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Translation of Registrant’s Name Into English)
Suites 1602-05, Chater House, 8 Connaught Road, Central
Hong Kong, Special Administrative Region of the P.R.C.
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐                    No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes ☐                    No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                    No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-                    )

SIGNATURE
EXHIBIT INDEX
EX-99.1 ANNOUNCEMENT, DATED NOVEMBER 16, 2007

     Brilliance China Automotive Holdings Limited (the “Registrant”) is furnishing under the cover of Form 6-K:
99.1:	Announcement, dated November 16, 2007, regarding the results of the special general meeting of the shareholders of the Registrant with respect to resolutions concerning its proposed of caps for relevant continuing connected transactions, new continuing connected transactions, provision of financial assistance to/by connected persons, the amendment to bye-laws and the adoption of a new set of bye-laws.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
By:	/s/ Xiaoan Wu
	Name:	Xiaoan Wu
	Title:	Chairman

Date: November 19, 2007

EXHIBIT INDEX

Exhibit	Description

99.1:	Announcement, dated November 16, 2007, regarding the results of the special general meeting of the shareholders of the Registrant with respect to resolutions concerning its proposed of caps for relevant continuing connected transactions, new continuing connected transactions, provision of financial assistance to/by connected persons, the amendment to bye-laws and the adoption of a new set of bye-laws.

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